  EXHIBIT 99.5
SHAREHOLDERS FOR INTELLIPHARMACEUTICS INTERNATIONAL INC.
NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Intellipharmaceutics International Inc. (the “Company”) has decided to use the notice-and-access model for delivery of meeting materials to shareholders in connection with the Company’s special meeting of shareholders to be held on August 15, 2018 (the “Meeting”). Under notice-and-access, shareholders still receive a form of proxy or voting instruction form enabling them to vote on the matters presented at the Meeting, as described in the management information circular prepared for the Meeting (the “Management Proxy Circular”); however, instead of a paper copy of the Notice of Special Meeting and the Management Proxy Circular (collectively, the “Meeting Materials”), shareholders receive with this notice information on how to access the Meeting Materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing the Meeting Materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:                      Wednesday, August 15, 2018 at 10:30 a.m. (Toronto time)
WHERE:                    Gowling WLG (Canada) LLP, 1 First Canadian Place, Suite 1600, 100 King St. W, Toronto, ON

Shareholders will be asked to consider and vote on the following matter, which is described in the “Particulars of Matters to be Acted On” section of the Management Proxy Circular:

1.
To consider and, if deemed advisable, to pass a special resolution (the full text of which is set out in Schedule A of the Management Proxy Circular) authorizing and approving the filing of articles of amendment to consolidate the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the directors of the Company within a range between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share, all as more particularly described in the Management Proxy Circular.

OTHER BUSINESS:

Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “General Proxy Matters” section of the Management Proxy Circular under the heading “Voting by Proxy”.

REMINDER & ELECTRONIC ACCESS:

Shareholders are reminded to review the Meeting Materials prior to voting.

Electronic copies of the Meeting Materials are at www.sedar.com and www.intellipharmaceutics.com/proxy.cfm.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Registered and non-registered (beneficial) shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Should you wish to receive paper copies of the Meeting Materials or have any questions, including questions about notice-and-access, please contact us toll-free at 1-800-275-0139 or by e-mail at investors@intellipharmaceutics.com. A request for paper copies of the Meeting Materials should be made no later than August 1, 2018 in order to allow sufficient time for the shareholders to receive the paper copies and to return their relevant voting document by the proxy deposit date. For requests received prior to the date of the Meeting, paper copies of the Meeting Materials requested will be sent within three business days after receiving the request; for requests received on or after the date of the Meeting (and within one year), paper copies of the Meeting Materials requested will be sent within 10 calendar days after receiving the request. The Meeting Materials will remain available at the Company’s website listed above for one year.

VOTING:

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on the form of proxy:

SCAN COPY BY EMAIL:                proxyvote@astfinancial.com
FACSIMILE:                                     416-368-2502; 1-866-781-3111
MAIL:                                                return your signed proxy by mail using the enclosed business reply envelope to:
President of Intellipharmaceutics International Inc.
c/o AST Trust Company (Canada)
P.O. Box 721
Agincourt, ON M1S 0A1
Attn: Proxy Dept.

Non-registered shareholders are asked to return their voting instructions as indicated on their voting instruction form (VIF). Votes must be received no later than 10:30 a.m. (Toronto time), August 13, 2018 at the offices of the Company’s transfer agent.